United States securities and exchange commission logo





                             June 29, 2021

       Stephen Vogel
       Chief Executive Officer and Chairman of the Board
       Tuscan Holdings Corp.
       135 E. 57th Street, 18th Floor
       New York, New York 10022

                                                        Re: Tuscan Holdings
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 23, 2021
                                                            File No. 001-38826

       Dear Mr. Vogel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A Filed June 23, 2021

       Selected Historical Financial Information - Tuscan, page 32

   1. We note your response to prior comment 1; however, the amounts presented for Common stock subject to
possible redemption do not correspond to the amounts presented in the historical
financial statements and should be revised.
                                                         .

       Unaudited Pro Forma Condensed Combined Financial Statements, page 134

   2. We note your response to prior comment 4; however, although the pro forma balance sheet reflects
transaction costs of $21.1 million as an adjustment to retained earnings, as disclosed in adjustment
(G) of note 3, these transaction costs have not been reflected as non-recurring expenses
in the pro forma statement of operations for the year ended
                                                        December 31, 2020 even
though that statement is presented as if the transaction occurred on January 1, 2020.
Please revise the pro forma statement of operations for the year ended
 Stephen Vogel
Tuscan Holdings Corp.
June 29, 2021
Page 2
      December 31, 2020 accordingly as required by Rule 11-02(a)(6) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at 202-551-3641 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen Vogel
                                                          Division of
Corporation Finance
Comapany NameTuscan Holdings Corp.
                                                          Office of
Manufacturing
June 29, 2021 Page 2
cc:       Alan Annex
FirstName LastName